UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
QUANTA SERVICES, INC.
(Name of Subject Company (issuer))
QUANTA SERVICES, INC. (ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))
4.0% Convertible Subordinated Notes
due 2007
(Title of Class of Securities)
74762EAA0
(CUSIP Number of Class of Securities)
Tana L. Pool, Esq.
Vice President and General Counsel
Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, Texas 77056
(713) 629-7600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)
Copy to:
W. Robert Shearer
Baker & Hostetler LLP
1000 Louisiana, Suite 2000
Houston, Texas 77002-5009
Facsimile: (713) 751-1717
CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$169,912,500	$18,181**

(*)	Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $172,500,000 principal amount of Quanta Services’ 4.0% Convertible Subordinated Notes due 2007 at a purchase price of $985 per $1,000 principal amount outstanding. The amount of the filing fee, $107.00 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

(**)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Quanta Services, Inc., a Delaware corporation (the “Company”), on May 16, 2006, as amended and supplemented by Amendment No. 1 thereto filed on June 5, 2006, in connection with its offer to purchase for cash any and all of the Company’s 4.0% Convertible Subordinated Notes due 2007 (the “Notes”) upon the terms and subject to the conditions contained in the Offer to Purchase dated May 16, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(ii) to the Schedule TO (which together with the Offer to Purchase constitutes the “Offer”).
Item 4. Terms of the Transaction
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:
     The Offer expired at midnight, New York City time, on June 13, 2006. As of the expiration date, $139,227,000 principal amount of the Notes, representing approximately 80.7% of the Notes outstanding, were validly tendered and not withdrawn pursuant to the Offer. The Company has accepted for purchase all Notes that were validly tendered and not withdrawn.
     On June 15, 2006, the Company issued a press release announcing the acceptance for purchase of Notes tendered pursuant to the Offer, a copy of which is filed as Exhibit (a)(5)(i) to this Amendment and is incorporated herein by reference.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by incorporating by reference the information contained in Item 4 above.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 16, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated May 16, 2006.*
(a)(5)(i)	Press Release, dated June 15, 2006.

Exhibit No.	Description
(b)(1)
Indenture, dated May 3, 2006, by and between Quanta Services, Inc. and Wells Fargo Bank, N.A., as Trustee (previously filed as Exhibit 99.2 to the Company’s Form 8-K (No. 001-13831) filed May 4, 2006 and incorporated herein by reference).

(d)(1)
Subordinated Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 8-K (No. 001-13831) filed July 26, 2000 and incorporated herein by reference).

(d)(2)
First Supplemental Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.2 to the Company’s Form 8-K (No. 0001-13831) filed July 26, 2000 and incorporated herein by reference).

(d)(3)	Description of Debt Securities (previously filed as pages 9 through 20 of the Company’s Form S-3 (No. 333-39744) filed June 20, 2000 and incorporated herein by reference).
(d)(4)
Description of Notes (previously filed as pages S-37 though S-45 of the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) (No. 333-39744) filed July 20, 2000 and incorporated herein by reference).

(g)	None.
(h)	None.

*	Previously Filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUANTA SERVICES, INC.
By:	/s/ James H. Haddox
James H. Haddox
Chief Financial Officer

Dated: June 15, 2006

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 16, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated May 16, 2006.*
(a)(5)(i)	Press Release, dated June 15, 2006.
(b)(1)
Indenture, dated May 3, 2006, by and between Quanta Services, Inc. and Wells Fargo Bank, N.A., as Trustee (previously filed as Exhibit 99.2 to the Company’s Form 8-K (No. 001-13831) filed May 4, 2006 and incorporated herein by reference).

(d)(1)
Subordinated Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 8-K (No. 001-13831) filed July 26, 2000 and incorporated herein by reference).

(d)(2)
First Supplemental Indenture, dated July 25, 2000, by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.2 to the Company’s Form 8-K (No. 0001-13831) filed July 26, 2000 and incorporated herein by reference).

(d)(3)	Description of Debt Securities (previously filed as pages 9 through 20 of the Company’s Form S-3 (No. 333-39744) filed June 20, 2000 and incorporated herein by reference).
(d)(4)
Description of Notes (previously filed as pages S-37 though S-45 of the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) (No. 333-39744) filed July 20, 2000 and incorporated herein by reference).

(g)	None.
(h)	None.

*	Previously Filed.